SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

Daktronics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

234264109

(CUSIP Number)

CONNOR HALEY

ALTA FOX CAPITAL MANAGEMENT, LLC

640 Taylor Street, Ste. 2522

Fort Worth, Texas 76102

(817) 350-4230

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,767,551 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,767,551 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,767,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 2,023,268 Shares currently issuable upon the conversion of certain Convertible Notes (as defined below), and excludes additional Shares that are not issuable due to the Beneficial Ownership Limitation (as defined below).

2

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX GENPAR, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,767,551 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,767,551 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,767,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 2,023,268 Shares currently issuable upon the conversion of certain Convertible Notes, and excludes additional Shares that are not issuable due to the Beneficial Ownership Limitation.

3

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,767,551 (1)\
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,767,551 (1)\
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,767,551 (1)\
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 2,023,268 Shares currently issuable upon the conversion of certain Convertible Notes, and excludes additional Shares that are not issuable due to the Beneficial Ownership Limitation.

4

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,767,551 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,767,551 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,767,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 2,023,268 Shares currently issuable upon the conversion of certain Convertible Notes, and excludes additional Shares that are not issuable due to the Beneficial Ownership Limitation.

5

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

P. CONNOR HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,767,551 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,767,551 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,767,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 2,023,268 Shares currently issuable upon the conversion of certain Convertible Notes, and excludes additional Shares that are not issuable due to the Beneficial Ownership Limitation.

6

CUSIP No. 234264109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

2,744,283 of the Shares beneficially owned directly by Alta Fox Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of 2,744,283 of the Shares beneficially owned by Alta Fox Opportunities is approximately $9,259,045, including brokerage commissions.

2,023,268 of the Shares beneficially owned directly by Alta Fox Opportunities may be acquired upon the conversion of certain Convertible Notes (as described in Item 4 below), which were acquired pursuant to the Securities Purchase Agreement (as defined and described in Item 4 below).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Securities Purchase Agreement and Convertible Notes

Effective on May 11, 2023, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Alta Fox Opportunities under which the Issuer agreed to sell and issue to Alta Fox Opportunities its senior secured convertible notes (the “Convertible Notes”) in exchange for the payment by Alta Fox Opportunities to the Issuer of $25 million. On May 11, 2023 (the “Issuance Date”), the Issuer issued the Convertible Notes to Alta Fox Opportunities in the total original principal amount of $25 million. The Convertible Notes are convertible into the Issuer’s Shares, subject to certain conditions and limitations. The Convertible Notes rank pari passu in right of payment with all other outstanding and future senior indebtedness of the Issuer and are guaranteed by all domestic subsidiaries of the Issuer (subject to certain exceptions, as set out in the Convertible Notes), currently formed or formed or acquired in the future (the “Guarantors”). The Convertible Notes were issued in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated under the Securities Act.

Interest on the principal amount of the Convertible Notes commenced accruing on the Issuance Date, is computed on the basis of a 360-day year and four 90-day periods, and is payable quarterly in arrears on February 11, May 11, August 11 and November 11 of each year following the Issuance Date (each, an “Interest Date”). The first Interest Date is August 11, 2023. On each Interest Date (subject to the requirement to deliver a written notice, as set out in the Convertible Notes), the Issuer has the option to either pay the entire amount of the accrued interest payable in cash or to capitalize up to 50% of the accrued interest payable. The amount of such interest payment that the Issuer elects to capitalize shall be included in the principal amount of the Convertible Notes. The Convertible Notes bear interest at a rate of 9.0% per annum, or at a rate of 10.0% per annum, as applicable, depending on whether the Issuer elects to pay the interest payable in cash or capitalize the interest payable. The interest rate will increase to a rate of 12.0% per annum upon the occurrence and during the continuance of an event of default under the Convertible Notes. Each Convertible Note issued pursuant to the Securities Purchase Agreement will have a maturity date of May 11, 2027 (the “Maturity Date”). On the Maturity Date, the Issuer shall pay to Alta Fox Opportunities an amount in cash representing all outstanding principal, any accrued and unpaid interest, and any accrued and unpaid late charges on such principal and interest.

7

CUSIP No. 234264109

  The Convertible Notes provide a conversion right which allows Alta Fox Opportunities, at any time after the Issuance Date, to convert all or any portion of the principal amount of the Convertible Notes, together with any accrued and unpaid interest and any other unpaid amounts, including late charges, if any (together, the “Conversion Amount”), into Shares at an initial conversion price of $6.31 per Share, subject to adjustment in accordance with the terms of the Convertible Notes (the “Conversion Price”). The Issuer also has a forced conversion right, which is exercisable on the occurrence of certain conditions set out in the Convertible Notes, pursuant to which it can cause all or any portion of the outstanding and unpaid Conversion Amount to be converted into Shares at the Conversion Price. The Issuer shall not issue any Shares pursuant to the terms of the Convertible Notes, and the holders of the Convertible Notes shall not have the right to any Shares otherwise issuable under their respective Convertible Notes to the extent that, after giving effect to such issuance, a holder together with certain “Attribution Parties” (as defined in the Convertible Notes), collectively would beneficially own in excess of 9.99% (which percentage can be increased or decreased from time to time to a percentage not in excess of 19.99%, effective as of the sixty-first (61st) day after delivery of written notice of such increase or decrease to the Issuer) of the number of Shares outstanding immediately after giving effect to such issuance (the “Beneficial Ownership Limitation”). Further, the Issuer is not obligated to issue any Shares upon conversion of any Convertible Notes if the issuance of such Shares would exceed the aggregate number of Shares which the Issuer may issue pursuant to the terms of the Convertible Notes without necessitating shareholder approval for such issuance (the “Exchange Cap”), except that the Issuer has the option to obtain the approval of its shareholders as required by the applicable rules of the Nasdaq Global Select Market for issuances of Shares in excess of such amount. In the event that the Issuer is prohibited by the Exchange Cap from issuing any Shares, the Issuer must pay to the converting holder the cash value of any Shares in excess of the Exchange Cap, with such cash value being equal to the weighted average price of the Shares on the date of the applicable conversion.

In connection with a “Change of Control” (as defined in the Convertible Notes), the Issuer shall deliver written notice to Alta Fox Opportunities, advising (among other things) Alta Fox Opportunities that the Issuer intends to redeem the total (then outstanding and unpaid) Conversion Amount of the Convertible Notes at a Change of Control Redemption Price such that Alta Fox Opportunities receives a multiple of its invested capital equal to 125%, unless the Convertible Notes are earlier converted by Alta Fox Opportunities.

The Convertible Notes include customary covenants and events of default that are typical for transactions of this type and are similar to the covenants and events of default included in the Credit Agreement entered into by the Issuer (the “Credit Agreement”). Upon the occurrence of an event of default under the Convertible Notes (subject to the requirement to deliver a written notice other than in connection with certain bankruptcy-related events of default, as set out in the Convertible Notes), Alta Fox Opportunities may require the Issuer to redeem all or any portion of the Convertible Notes in cash at a price equal to the greater of (i) an amount such that Alta Fox Opportunities receives a multiple of its invested capital equal to 125% and (ii) the greatest weighted average price of the Shares during the period between the occurrence of the event of default and the delivery of the applicable redemption notice.

The Issuer is required to reserve out of its authorized and unissued Shares a number of Shares sufficient to effect the conversion of all of the outstanding and unpaid Conversion Amount of the Convertible Notes from time to time (the “Required Reserve Amount”). So long as the Convertible Notes are outstanding, the Issuer is required to take all corporate action necessary to reserve and keep available out of its authorized and unissued Shares, solely for the purpose of effecting the conversion of the Convertible Notes, the number of Shares equal to the applicable Required Reserve Amount.

8

CUSIP No. 234264109

Under the Pledge and Security Agreement dated as of May 11, 2023 among the Issuer, Daktronics Installation, Inc. and Alta Fox Opportunities (the “Alta Fox Pledge and Security Agreement”), the Convertible Notes are secured by (i) a second priority lien on assets securing the $60 million senior secured asset-based revolving credit facility (the “ABL facility”), subject to the Intercreditor Agreement described below, and (ii) a first priority lien on substantially all of the other assets of the Issuer and the Guarantors, in each case subject to customary exceptions and excluding all real property.

Further, pursuant to that certain Standstill and Voting Agreement (the “Standstill Agreement”) dated as of March 19, 2023, between the Issuer and Alta Fox Capital and Connor Haley, as a result of this financing agreement between the Issuer and Alta Fox Opportunities, the Standstill Agreement will extend to the day following the conclusion of the Issuer’s 2024 Annual Meeting of Shareholders.

Registration Rights Agreement

Effective on May 11, 2023, in connection with the Issuer’s entry into the Securities Purchase Agreement, the Issuer also entered into a Registration Rights Agreement with Alta Fox Opportunities (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file with the Securities and Exchange Commission (the “SEC”) by the earlier of (a) 75 calendar days following the date of the Registration Rights Agreement and (b) the date of filing with the SEC of the Issuer’s Annual Report on Form 10-K for its fiscal year ended April 29, 2023 a registration statement covering the resale of the Shares issuable upon conversion of the outstanding Convertible Notes. Pursuant to the Registration Rights Agreement, the Issuer is required to use reasonable best efforts to have such registration statement declared effective by the SEC by the earlier of (x) 60 days of the filing of the registration statement and (y) the fifth business day after the date the Issuer is notified by the SEC that the registration statement will not be subject to further review.

Intercreditor Agreement

Effective on May 11, 2023, JPMorgan Chase Bank, N.A., as Administrative Agent for the ABL Secured Parties; Alta Fox Opportunities, in its capacity as Collateral Agent under the Convertible Notes; and each of the Loan Parties, including the Issuer, entered into an Intercreditor Agreement (the “Intercreditor Agreement”) which provides for, among other things, the lien priority of collateral of each of the parties with respect to borrowings by the Loan Parties under the Credit Agreement and the Securities Purchase Agreement, enforcement rights, the application of proceeds, rights under insolvency proceedings, purchase option rights, releases of liens, and related issues.

The foregoing descriptions of the Securities Purchase Agreement, the Convertible Notes, the Alta Fox Pledge and Security Agreement, the Registration Rights Agreement and the Intercreditor Agreement do not purport to be complete and are subject and qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of (i) 45,699,968 Shares outstanding, as of May 4, 2023, which is the total number of Shares outstanding as disclosed in the Securities Purchase Agreement, which is attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2023, and (ii) 2,023,268 Shares currently issuable upon the conversion of the Convertible Notes.

9

CUSIP No. 234264109

A.	Alta Fox Opportunities

(a)	As of the date hereof, Alta Fox Opportunities beneficially owned 4,767,551 Shares, including 2,023,268 Shares currently issuable upon the conversion of certain Convertible Notes.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,767,551
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,767,551

(c)	Other than as described above in Item 4, Alta Fox Opportunities has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.

B.	Alta Fox GP

(a)	Alta Fox GP, as the general partner of Alta Fox Opportunities, may be deemed the beneficial owner of the 4,767,551 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,767,551
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,767,551

(c)	Alta Fox GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.

C.	Alta Fox LLC

(a)	Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the 4,767,551 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,767,551
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,767,551

(c)	Alta Fox LLC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.

D.	Alta Fox Capital

(a)	Alta Fox Capital, as the investment manager of Alta Fox Opportunities, may be deemed the beneficial owner of the 4,767,551 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 9.99%

10

CUSIP No. 234264109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,767,551
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,767,551

(c)	Alta Fox Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.

E.	Mr. Haley

(a)	Mr. Haley, as the sole owner, member and manager of each of Alta Fox Capital and Alta Fox LLC, may be deemed the beneficial owner of the 4,767,551 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,767,551
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,767,551

(c)	Mr. Haley has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The descriptions of the Securities Purchase Agreement, Convertible Notes, Alta Fox Pledge and Security Agreement, Registration Rights Agreement and Intercreditor Agreement set forth in Item 4 above are incorporated herein by reference. The full text of each of the Securities Purchase Agreement, Convertible Notes, Alta Fox Pledge and Security Agreement, Registration Rights Agreement and Intercreditor Agreement, is set forth in Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively.

11

CUSIP No. 234264109

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Securities Purchase Agreement dated as of May 11, 2023 by and between Daktronics, Inc. and Alta Fox Opportunities Fund, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2023).

99.2	Senior Secured Convertible Note dated as of May 11, 2023 issued by Daktronics, Inc. to Alta Fox Opportunities Fund, LP (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2023).

99.3	Pledge and Security Agreement dated as of May 11, 2023 by and among Daktronics, Inc., Daktronics Installation, Inc., and Alta Fox Opportunities Fund, LP (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2023).

99.4	Registration Rights Agreement dated as of May 11, 2023 by and between Daktronics, Inc. and Alta Fox Opportunities Fund, LP (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2023).

99.5	Intercreditor Agreement dated as of May 11, 2023 by and among Daktronics, Inc., JPMorgan Chase Bank, N.A. , and Alta Fox Opportunities Fund, LP (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2023).

12

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2023

ALTA FOX OPPORTUNITIES FUND, LP By: Alta Fox GenPar, LP, its general partner ALTA FOX GENPAR, LP By: Alta Fox Equity, LLC, its general partner	ALTA FOX EQUITY, LLC By: P. Connor Haley, its manager ALTA FOX CAPITAL MANAGEMENT, LLC By: P. Connor Haley, its manager

By:	/s/ P. Connor Haley
	Name:	P. Connor Haley
	Title:	Authorized Signatory

/s/ P. Connor Haley
P. CONNOR HALEY